UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.

1. Name and Address of Reporting Person
   WALSH, RICHARD J.
   5900 LAKE ELLENOR DRIVE
   P. O. BOX 593330
   ORLANDO, FL 32859-3330
2. Issuer Name and Ticker or Trading Symbol
   DARDEN RESTAURANTS, INC. (DRI)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   11/2000
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   SENIOR VICE PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       11/08/2000 M             481         A      $11.308100                  D
Common Stock                       11/08/2000 S             -481        D      $23.000000                  D
Common Stock                       11/08/2000 M             775         A      $12.282300                  D
Common Stock                       11/08/2000 S             -775        D      $23.000000                  D
Common Stock                       11/08/2000 M             4190        A      $9.856900                   D
Common Stock                       11/08/2000 S             -4190       D      $23.000000                  D
Common Stock                       11/10/2000 M             1397        A      $12.492600                  D
Common Stock                       11/10/2000 S             -1397       D      $23.000000                  D
Common Stock                       11/10/2000 M             4842        A      $11.110500                  D
Common Stock                       11/10/2000 S             -4842       D      $23.000000                  D
Common Stock                       11/10/2000 M             894         A      $12.127200                  D
Common Stock                       11/10/2000 S             -894        D      $23.000000                  D
Common Stock                       11/10/2000 M             3243        A      $11.308100                  D
Common Stock                       11/10/2000 S             -3243       D      $23.000000                  D
Common Stock                       11/10/2000 M             3724        A      $11.563100                  D
Common Stock                       11/10/2000 S             -3724       D      $23.000000 26331            D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $9.8569  11/08/2000 M               4190  06/24/1994 07/24/2001 Common  4190     $0.000000  0        D
                                                                               Stock
Stock Option   $11.1105 11/10/2000 M               4842  09/20/1993 10/20/2003 Common  4842     $0.000000  0        D
                                                                               Stock
Stock Option   $11.3081 11/08/2000 M               481   06/22/1996 07/22/2002 Common  481      $0.000000           D
                                                                               Stock
Stock Option   $11.3081 11/10/2000 M               3243  06/22/1996 07/22/2002 Common  3243     $0.000000  0        D
                                                                               Stock
Stock Option   $11.5631 11/10/2000 M               3724  06/28/1997 07/28/2003 Common  3724     $0.000000  0        D
                                                                               Stock
Stock Option   $12.1272 11/10/2000 M               894   12/14/1995 01/14/2003 Common  894      $0.000000  0        D
                                                                               Stock
Stock Option   $12.2823 11/08/2000 M               775   12/09/1994 01/09/2002 Common  775      $0.000000  0        D
                                                                               Stock
Stock Option   $12.4926 11/10/2000 M               1397  09/21/1992 10/21/2002 Common  1397     $0.000000  0        D
                                                                               Stock

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ RICHARD J. WALSH

DATE
12/04/2000